Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 12 DATED MARCH 13, 2013
TO THE PROSPECTUS DATED AUGUST 16, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated August 16, 2012, Supplement No. 9 dated January 17, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No.10 dated February 15, 2013 and Supplement No. 11 dated March 1, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.; and
(2)	a potential indirect change of control for our advisor and dealer manager.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of March 11, 2013, we had accepted investors’ subscriptions for, and issued, approximately 26.3 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $261.9 million.
Our board of directors has approved closing our primary offering in the third quarter of 2013. We currently expect to stop offering shares of our common stock in our primary offering on August 30, 2013. Our general policy is to accept subscription agreements signed by the investor on or before August 30, 2013, which are received in good order. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Potential Indirect Change of Control for Our Advisor and Dealer Manager
The following information should be read in conjunction with the “Questions and Answers About This Offering - What is the experience of your sponsor and your advisor?” section on page 3 of our prospectus, the “Prospectus Summary - Our Sponsor and Our Advisor” section on page 10 of our prospectus, the “Prospectus Summary - Our Dealer Manager” section on page 11 of our prospectus, the “Prospectus Summary - Conflicts of Interest” section beginning on page 13 of our prospectus, the “Management - The Advisor” section beginning on page 67 of our prospectus, the “Management - The Advisory Agreement” section beginning on page 71 of our prospectus, the “Management - Affiliated Dealer Manager” section on page 74 of our prospectus, the “Conflicts of Interest” section beginning on page 83 of our prospectus, the “Plan of Distribution - Cole Capital Corporation” section on page 165 of our prospectus and all similar discussions appearing throughout our prospectus:
On March 5, 2013, Cole Credit Property Trust III, Inc. (CCPT III), Cole Holdings Corporation (Holdings), CREInvestments, LLC (Merger Sub) and Christopher H. Cole (Mr. Cole), entered into an Agreement and Plan of Merger (the Merger Agreement). The Merger Agreement provides for the merger of Holdings with and into Merger Sub (the Merger) with Merger Sub surviving and continuing its existence under the laws of the State of Maryland as a wholly owned subsidiary of CCPT III. Holdings is wholly owned by Mr. Cole, our chairman of the board, chief executive officer and president, and is an affiliate of Cole Real Estate Investments, our sponsor, the parent company and indirect owner of Cole Corporate Income Advisors, LLC, our advisor, and the indirect owner of Cole Capital Corporation, our dealer manager. The consummation of the Merger is subject to various conditions. Upon consummation of the Merger, CCPT III intends to list its shares of common stock on the New York Stock Exchange.
Despite the indirect change of control that would occur for our advisor and dealer manager upon consummation of the Merger, such entities will continue to serve in their respective capacities to us without any changes in personnel or service procedures resulting from the Merger.

CCIT-SUP-12C